SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                               Genta Incorporated
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                  -------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300


       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 October 3, 2003
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------- ------------------------------------------- ------------------------------------------
          CUSIP No. 372 45 M 20 7                                13D                                  Page 2 of 19 Pages
--------------------------------------------- ------------------------------------------- ------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Paramount Capital Asset Management, Inc.
--------------- --------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)      |_|
                                                                                                        (b)      |_|

--------------- --------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- --------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)
                                                                                                                 |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------- ------------ -------------------------------------------------------------------------
                 NUMBER OF
                   SHARES                          7       SOLE VOTING POWER
                BENEFICIALLY
                  OWNED BY                                 None
                    EACH                      ------------ -------------------------------------------------------------------------
                 REPORTING
                   PERSON                          8       SHARED VOTING POWER
                    WITH                                   19,791,101
                                              ------------ -------------------------------------------------------------------------

                                                   9       SOLE DISPOSITIVE POWER

                                                           None
                                              ------------ -------------------------------------------------------------------------

                                                  10       SHARED DISPOSITIVE POWER

                                                           19,791,101
--------------- --------------------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                19,791,101
--------------- --------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                  |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26%
--------------- --------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                CO
--------------- --------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ------------------------------------------

          CUSIP No. 372 45 M 20 7                                13D                                  Page 3 of 19 Pages
--------------------------------------------- ------------------------------------------- ------------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Select, LLC
--------------- --------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|
                                                                              (b)      |_|

--------------- --------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- --------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)
                                                                                                                 |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------- ------------ -------------------------------------------------------------------------

                 NUMBER OF                         7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                               None
                  OWNED BY                    ------------ -------------------------------------------------------------------------
                    EACH
                 REPORTING                         8       SHARED VOTING POWER
                   PERSON
                    WITH                                   2,829,843
                                              ------------ -------------------------------------------------------------------------

                                                   9       SOLE DISPOSITIVE POWER

                                                           None
                                              ------------ -------------------------------------------------------------------------

                                                  10       SHARED DISPOSITIVE POWER

                                                           2,829,843
--------------- --------------------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,829,843
--------------- --------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                  |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.8%
--------------- --------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                PN
--------------- --------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ------------------------------------------

          CUSIP No. 372 45 M 20 7                                13D                                  Page 4 of 19 Pages
--------------------------------------------- ------------------------------------------- ------------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Select II, LLC
--------------- --------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|
                                                                              (b)      |_|

--------------- --------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- --------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)
                                                                                                                 |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- --------------------------------------------------------------------------------------------------------------------

                 NUMBER OF                         7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                               None
                  OWNED BY                    ------------ -------------------------------------------------------------------------
                    EACH
                 REPORTING                         8       SHARED VOTING POWER
                   PERSON
                    WITH                                   631,191
                                              ------------ -------------------------------------------------------------------------

                                                   9       SOLE DISPOSITIVE POWER

                                                           None
                                              ------------ -------------------------------------------------------------------------

                                                  10       SHARED DISPOSITIVE POWER

                                                           631,191
--------------------------------------------- ------------ -------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                631,191
--------------- --------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                  |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.9%
--------------- --------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                PN
--------------- --------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ------------------------------------------

          CUSIP No. 372 45 M 20 7                                13D                                  Page 5 of 19 Pages
--------------------------------------------- ------------------------------------------- ------------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Select, Ltd.
--------------- --------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|
                                                                              (b)      |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- --------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)
                                                                                                                 |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
--------------------------------------------- ------------ -------------------------------------------------------------------------

                 NUMBER OF                         7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                               None
                  OWNED BY                    ------------ -------------------------------------------------------------------------
                    EACH
                 REPORTING                         8       SHARED VOTING POWER
                   PERSON
                    WITH                                   5,898,577
                                              ------------ -------------------------------------------------------------------------

                                                   9       SOLE DISPOSITIVE POWER

                                                           None
                                              ------------ -------------------------------------------------------------------------

                                                  10       SHARED DISPOSITIVE POWER

                                                           5,898,577
--------------- --------------------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,898,577
--------------- --------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                   |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.8%
--------------- --------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                OO (see Item 2)
--------------- --------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ------------------------------------------

          CUSIP No. 372 45 M 20 7                                13D                                  Page 6 of 19 Pages
--------------------------------------------- ------------------------------------------- ------------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Domestic Fund, L.P.
--------------- --------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|
                                                                              (b)      |_|

--------------- --------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- --------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)
                                                                                                                 |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------- ------------ -------------------------------------------------------------------------

                 NUMBER OF                         7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                               None
                  OWNED BY                    ------------ -------------------------------------------------------------------------
                    EACH
                 REPORTING                         8       SHARED VOTING POWER
                   PERSON
                    WITH                                   4,047,582
                                              ------------ -------------------------------------------------------------------------

                                                   9       SOLE DISPOSITIVE POWER

                                                           None
                                              ------------ -------------------------------------------------------------------------

                                                  10       SHARED DISPOSITIVE POWER

                                                           4,047,582
--------------- --------------------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,047,582
--------------- --------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                  |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.5%
--------------- --------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                PN
--------------- --------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ------------------------------------------

          CUSIP No. 372 45 M 20 7                                13D                                  Page 7 of 19 Pages
--------------- --------------------------------------------------------------------------------------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Domestic Fund II, LP
--------------- --------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|
                                                                              (b)      |_|

--------------- --------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- --------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)
                                                                                                                 |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------- ------------ -------------------------------------------------------------------------

                 NUMBER OF                         7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                               None
                  OWNED BY                    ------------ -------------------------------------------------------------------------
                    EACH
                 REPORTING                         8       SHARED VOTING POWER
                   PERSON
                    WITH                                   586,102
                                              ------------ -------------------------------------------------------------------------

                                                   9       SOLE DISPOSITIVE POWER

                                                           None
                                              ------------ -------------------------------------------------------------------------

                                                  10       SHARED DISPOSITIVE POWER

                                                           586,102
--------------- --------------------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                586,102
--------------- --------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                  |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.8%
--------------- --------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                PN
--------------- --------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ------------------------------------------

          CUSIP No. 372 45 M 20 7                                13D                                  Page 8 of 19 Pages
--------------------------------------------- ------------------------------------------- ------------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The Aries Master Fund II
--------------- --------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|
                                                                              (b)      |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- --------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)
                                                                                                                 |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
--------------------------------------------- ------------ -------------------------------------------------------------------------

                 NUMBER OF                         7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                               None
                  OWNED BY                    ------------ -------------------------------------------------------------------------
                    EACH
                 REPORTING                         8       SHARED VOTING POWER
                   PERSON
                    WITH                                   5,797,807
                                              ------------ -------------------------------------------------------------------------

                                                   9       SOLE DISPOSITIVE POWER

                                                           None
                                              ------------ -------------------------------------------------------------------------

                                                  10       SHARED DISPOSITIVE POWER

                                                           5,797,807
--------------------------------------------- ------------ -------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,797,807
--------------- --------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                   |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.8%
--------------- --------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                OO (see Item 2)
--------------- --------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ------------------------------------------

          CUSIP No. 372 45 M 20 7                                13D                                  Page 9 of 16 Pages
--------------------------------------------- ------------------------------------------- ------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lindsay A. Rosenwald, M.D.
--------------- --------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|
                                                                              (b)      |_|
--------------- --------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- --------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)
                                                                                                                 |_|
--------------- --------------------------------------------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                United States
-------------------------------------------- ------------ --------------------------------------------------------------------------

                 NUMBER OF                        7       SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                               3,320,522
                 OWNED BY                    ------------ --------------------------------------------------------------------------
                   EACH
                 REPORTING                        8       SHARED VOTING POWER
                  PERSON
                   WITH                                   19,791,101
                                             ------------ --------------------------------------------------------------------------

                                                  9       SOLE DISPOSITIVE POWER

                                                          3,320,521
                                             ------------ --------------------------------------------------------------------------

                                                 10       SHARED DISPOSITIVE POWER

                                                          19,791,101
-------------------------- ---------------------------------------------------------------------------------------------------------

           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           23,111,623
-------------------------- ---------------------------------------------------------------------------------------------------------

           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                             |_|
-------------------------- ---------------------------------------------------------------------------------------------------------

           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           29.1%
-------------------------- ---------------------------------------------------------------------------------------------------------

           14              TYPE OF REPORTING PERSON*
                           IN
-------------------------- ---------------------------------------------------------------------------------------------------------

This Amendment No. 18 amends and supplements the following items of the Statement on Schedule 13D filed by certain of the reporting persons, dated February 24, 1997, as amended to date (the "Schedule").

ITEM 2.           IDENTITY AND BACKGROUND

                  Item 2 is hereby amended in its entirety to read as follows:

         (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("PCAM"), Aries Select, Ltd. ("Aries Select"), Aries Select, LLC ("AS1") and Dr. Lindsay A.
                  Rosenwald (together with PCAM and Aries Select the "Aries Reporting Persons"), Aries Select II, LLC ("AS2"), Aries Domestic Fund, L.P. ("ADF1"), The Aries Master Fund II, a Cayman Island exempted company ("AMF2"), and Aries Domestic Fund II, L.P. ("ADF2" and, together with the Aries Reporting Persons, the "Filing Persons"). See attached Exhibit A which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. The Filing Persons have made, and will continue to make, their own investment decisions.

         (b) The business address of Dr. Rosenwald, PCAM, Aries Select, AS1, AS2, Aries Domestic and Aries Domestic II is 787 Seventh Avenue, 48th Floor, New York, New York 10019. The business address for Aries Select and AMF2 is c/o Fortis Fund Services, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of PCAM,/1/ a Subchapter S corporation incorporated in the State of Delaware. PCAM is the managing member of each of AS1 and AS2, the General Partner of Aries Domestic and Aries Domestic II, each a limited partnership organized under the laws of Delaware and the investment manager to AMF2 and Aries Select/2/, each a Cayman Island exempted company.

         (d) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties


--------
/1/ Please see Exhibit B, filed herewith, indicating the executive officers and directors of PCAM and providing information called for by Items 2-6 of this statement as to said officers and directors.

/2/ Please see Exhibit C indicating the executive officers and directors of AMF2 and Aries Select and providing information called for by Items 2-6 of this statement as to said officers and directors.

                  to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or funding any violation with respect to such laws.

         (f)      Dr. Rosenwald is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information contained in Item 3 to the Schedule is hereby amended by adding the following:

         On October 3, 2003, Aries Select effected an in-kind, pro rata dividend (the "Dividend") of 4,726,609 shares of Common Stock of the Issuer ("Shares") to its shareholders. In connection with the Dividend, AMF2, which holds 46.7% of Aries Select, was issued 2,209,629 Shares. Similarly, AS1 effected an in-kind, pro rata distribution of 2,267,146 Shares to its members. In connection with such in-kind transfers, ADF1, which holds 68.4% of the LLC interests of AS1, was issued 1,551,294 Shares. In addition, AS2 effected an in-kind, pro rata distribution of 506,245 Shares to its members. In connection with such in-kind transfers, ADF2, which holds 41.8% of the LLC interests of AS2, was issued 211,807 Shares. Shares issued to AMF2, ADF and ADF2 remain beneficially owned by Dr. Rosenwald and PCAM.

         THE DIVIDEND AND IN-KIND PRO RATA DISTRIBUTIONS RESULTED IN A NET REDUCTION IN THE BENEFICIAL OWNERSHIP OF DR. ROSENWALD AND PCAM OF 3,527,269 SHARES.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Dividend and in-kind distributions were made in satisfaction of certain obligations under the Aries Funds' respective operative documents. PCAM may effect additional Dividends or in-kind distributions in the future, but has no current intention to do so as of the date of this filing.

         The Dividend and the in-kind distributions do not reflect, in any way, the Aries Funds' view as to the condition (financial or otherwise) or prospects of the Issuer. Moreover, Dr. Rosenwald has not sold, transferred or otherwise disposed of any securities of the Issuer owned by him personally or through his ownership in the Aries Funds.

         DR. ROSENWALD MAY FROM TIME TO TIME IN HIS SOLE DISCRETION PURCHASE SHARES OF THE ISSUER IN THE OPEN MARKET FOR HIS OWN PERSONAL ACCOUNT.

         The Filing Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         The information contained in Item 5 to the Schedule is hereby amended and supplemented to read as follows:

         (a) As of October 3, 2003, the Filing Persons may be deemed to beneficially own the following:

         (i) Aries Select: 5,898,577 Shares (7.8%), including 1,169,278 Shares issuable upon conversion of 158,081 shares of Series A Convertible Preferred Stock;

         (ii) AS1: 2,829,843 Shares (3.8%), including 568,163 Shares issuable upon conversion of 76,813 shares of Series A Convertible Preferred Stock;

         (iii) AS2: 631,191 Shares (0.9%), including 117,645 Shares issuable upon conversion of 15,905 shares of Series A Convertible Preferred Stock;

         (iv) AMF2: 5,797,807 Shares (7.8%);

         (v) Aries Domestic: 4,047,582 Shares (5.5%);

         (vi) Aries Domestic II: 586,102 Shares (0.8%);

         (vii) PCAM: 19,791,101 Shares (26%), comprised of the Shares held by Aries Select, AS1, AS2, AMF2, Aries Domestic and Aries Domestic II; and

         (viii) Dr. Rosenwald: 23,111,623 Shares (29.1%), comprised of 10,000 Shares and 3,305,522 Shares issuable upon exercise of Common Stock purchase warrants held directly by Dr. Rosenwald and the 19,809,516 Shares that are held by AS1, AS2, AMF2, Aries Domestic and Aries Domestic II.

                  Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Filing Person other than Dr. Rosenwald disclaims beneficial ownership of the securities held by each other.

         (b) Dr. Rosenwald and PCAM share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of Aries Select, AMF2, AS1, AS2, Aries Domestic and Aries Domestic II.

         (c) The Filing Persons have engaged in the following transactions in the Common Stock of the Issuer in the past 60 days:

                  On September 10, 2003 Dr. Rosenwald used his personal funds to purchase 5,000 Shares at $15.68.

         (d)&(e)  Not applicable.

Item 7.  Material to be Filed as Exhibits:
         --------------------------------

Exhibit A - Copy of an Agreement between the Filing Persons to file this
            Statement on Schedule 13D on behalf of each of them.

Exhibit B - List of executive officers and directors of PCAM and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of executive officers and directors of AMF2 Aries Select and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


                                    THE ARIES MASTER FUND
                                    By: Paramount Capital Asset Management, Inc.
                                              Investment Manager

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                              General Partner

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    ARIES DOMESTIC FUND II, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                              General Partner

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    ARIES SELECT, LTD.
                                    By: Paramount Capital Asset Management, Inc.
                                              Investment Manager

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    ARIES SELECT DOMESTIC, LLC
                                    By: Paramount Capital Asset Management, Inc.
                                              Managing Member

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    ARIES SELECT DOMESTIC II, LLC
                                    By: Paramount Capital Asset Management, Inc.
                                              Managing Member

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    EXHIBIT A
                                    ---------

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13D

         The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any amendments thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


                                    THE ARIES MASTER FUND
                                    By: Paramount Capital Asset Management, Inc.
                                              Investment Manager

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                              General Partner

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    ARIES DOMESTIC FUND II, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                              General Partner

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    ARIES SELECT, LTD.
                                    By: Paramount Capital Asset Management, Inc.
                                              Investment Manager


Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    ARIES SELECT DOMESTIC, LLC
                                    By: Paramount Capital Asset Management, Inc.
                                              Managing Member

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    ARIES SELECT DOMESTIC II, LLC
                                    By: Paramount Capital Asset Management, Inc.
                                              Managing Member

Dated:   October 3, 2003
         New York, NY           By: /s/ Lindsay A. Rosenwald
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                                    EXHIBIT B

         The name and principal occupation or employment of each executive officer and director of Paramount Capital is as follows:

                                                 PRINCIPAL OCCUPATION
         NAME                                       OR EMPLOYMENT
         ----                                       -------------

Lindsay A. Rosenwald, M.D.    Chairman of the Board of Paramount Capital Asset
                              Management, Inc., Horizon BioMedical Investments,
                              LLC and Paramount Capital, Inc.

Peter Morgan Kash             Director of Paramount Capital Asset Management,
                              Inc., Senior Managing Director, Paramount Capital,
                              Inc.

Dr. Yuichi Iwaki              Director of Paramount  Capital Asset  Management,
                              Inc., Professor, University of Southern California
                              School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of PCAM's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment of each executive officer and director of Aries Trust is as follows:

                                                      PRINCIPAL OCCUPATION
         NAME                                            OR EMPLOYMENT
         ----                                            -------------

Peter M. Kash                               Director of Paramount Capital Asset
                                            Management, Inc., Senior Managing
                                            Director, Paramount Capital, Inc.
                                            Investment Manager

Wayne L. Rubin                              Accountant, Independent Director

Fortis Fund Services (Cayman)               Administrator

Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Select's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.